August 15, 2008

Michael O'Brien

3204 E. Mercer Street

Seattle, WA 98112

Re: Employment, Chief Financial Officer

Dear Michael,

I am pleased to offer you the position of Chief Financial Officer, with an effective start date of September 2, 2008. This offer is subject to a background check as per the company policy and final approval by the Board of Directors (upon the recommendation of the Compensation Committee of the Board).

As a senior executive for the company, your success in the role of Chief Financial Officer will be based on your ability to lead, inspire and develop your Jones Soda team through accountability, discipline and achieving great results. As with all Jones Soda employees, you will be employed "at will" meaning that either you or Jones Soda may terminate the employment relationship at any time for any lawful reason.

We will draft and agree to a set of goals together but they will include reference to the following: Quality of our people; execution of business plan initiatives; structured planning for your team.

Your compensation will be as follows:

Salary:

$200,000.00 per annum

Bonus:

Bonuses are set annually and subject to the terms and conditions of the corporate bonus plan. Annual bonus for your position is set at 35% of base salary with achievement at 100% of plan. There is an opportunity to earn higher bonus amounts in successive increments if you exceed plan. The Compensation Committee of the Board will have sole discretion to determine the percentage of plan that has been achieved and the amount of any bonus. The bonus plan is subject to final approval by the Compensation Committee and final details will be provided once the plan is approved.

Cell Phone Allowance:

$150/month

Benefits:

Medical, Dental, Vision, Rx

Jones Soda Co. offers a very competitive health care plan for you and your family. You will be eligible for the plan the 1st day of the month beginning after the 90th day of your of employment. Jones Soda will pay for your COBRA coverage during the 90 day period leading up to your participation in the company health care plan upon presentation of the COBRA notice or other evidence showing your premiums due.

401(k)

Eligible for the Company's 401(k) plan after 90 days of employment in accordance with the terms and conditions of the plan

Vacation:

4 weeks per annum

Equity Awards:

Subject to approval by the Compensation Committee, you will be granted a stock option to purchase 40,000 shares of the Company's common stock and a restricted stock award of 2,000 share of common stock (restricted stock grants have a different valuation as determined by GAAP and as such the amounts granted are lower). It is expected that the grants would be made within 60 days from the signing of the offer letter by both parties. The exercise price of your stock option will be equal to the closing price of the Company's common stock on the date of grant (as reported on The Nasdaq Stock Market). Both the stock option and the restricted stock award will vest in equal installments every six months over forty-two months. The vesting commencement date will be September 2, 2008. Vesting will, of course, depend on your continued service to the Company. You will receive 40,000 stock options annually set with in 30 days of the anniversary date of your employment with the Company or in accordance with the setting of options as set by the company. Both your stock option and restricted stock award will be subject to the terms and conditions of the Company's 2002 Stock Option and Restricted Stock Plan (the "2002 Plan") and will be documented by delivery to you of a Stock Option Letter Agreement and Restricted Stock Purchase Agreement, as applicable, specifying the terms and conditions of the awards. Future equity awards will be determined at the discretion of the Compensation Committee.

Severance:

The Company realizes that there may be changes to the executive reporting structure beyond your control. Therefore, the company is prepared to offer you the following severance protections in the event your employment is terminated by Jones Soda or any successor company without cause.

Six (6) months severance at your then base salary, payable in equal installments on each of the Company's paydays during such period, if (a) you are terminated without cause more than ninety (90) days after the beginning of your employment with Jones Soda or (b) you are terminated without cause any time after the occurrence of a material change in your reporting structure.

Alternatively, if you are terminated without cause more than twelve (12) months after the beginning of your employment with Jones Soda, or if you are terminated without cause in connection with a "Corporate Transaction" (as defined in the 2002 Plan), you will be entitled to the following severance benefits:

i) Twelve (12) months severance at your then base salary, payable in equal installments on each of the Company's paydays during such period;

ii) An amount equal to the last target bonus you received, paid within 90 days in a lump sum;

iii) Payment of the COBRA costs for you and your family for 12 months, following your proper election of COBRA coverage under the Company's health care plan, and

iv) 100% vesting of your outstanding, unvested stock options and restricted stock grants.

For purposes of Code Section 409A (defined below), any installment payments pursuant this severance section will each be treated as a separate payment.

In order to receive the severance benefits described here, you must first sign a complete release in a form acceptable to Jones Soda releasing any claims against Jones Soda and its directors, executives and employees. Severance benefits and COBRA reimbursement will be paid monthly in the course of Jones Soda's normal payroll.

No severance or vesting will be provided if you are terminated for cause. Cause is defined as;

i) conviction of a crime, other than misdemeanor traffic offenses;

ii) Breach of Jones Soda's Code of Ethics or Insider Trading Policy or Jones Regulation FD policies, as now in effect or as modified in the future;

iii) Attempt to obstruct or failure to cooperate with any investigation authorized by Jones Soda or any governmental or self-regulatory entity or

iv) Willful failure or refusal to perform your duties that results in a material adverse effect on Jones Soda.

You will be required, as a condition of your employment with Jones Soda Co., to sign the company's Confidentiality Agreement. By signing this letter, you represent that you are not restricted by contractual commitments inconsistent with your obligations to Jones Soda Co.

You are expected to abide by the Jones Soda employee handbook and policies during your term of employment with Jones Soda. You will also be required to sign, promote and enforce our Code of Conduct.

This letter (and the payments hereunder) are intended to qualify for the short-term deferral or involuntary termination exception to Internal Revenue Code Section 409A ("Section 409A"), as described in Treasury Regulations thereunder. To the extent the requirements of Sections 409A apply, such payments are intended to comply with Section 409A. Notwithstanding any other provision of this Agreement to the contrary, Jones Soda Co. and you agree that this letter will be interpreted, operated and administered in a manner consistent with such intentions and that to the extent required in order to comply with Section 409A, amounts which would otherwise be payable under this letter during the six-month period immediately following your "separation from service" (as defined by Section 409A) will instead be paid on the first business day after the six-month period following such date.

If you have any questions please give me a call at your convenience.

If you are in agreement with the above, please confirm below.

Sincerely,

Jones Soda Co.

Per:

/s/ Stephen C. Jones

Chief Executive Officer

Confirmed and agreed:

:_/s/ Michael O'Brien________

Michael O'Brien

Finance Approval

COO:

/s/ Jonathan J. Ricci

Date:

August 18, 2008